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                                                                  Exhibit (a)(6)

                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 312-440-4800

                                                                  April 7, 1997

Dear Interestholders:

  Arvida/JMB Managers, Inc. (the "General Partner") is pleased to announce that Arvida/JMB Partners, L.P. (the "Partnership") has obtained from Barnett Bank of Broward County, N.A. ("Barnett Bank") a term sheet for a $100 million financing for the Partnership (the "Barnett Bank Financing"). Assuming that the Barnett Bank Financing proceeds on the terms currently under discussion, the General Partner is pleased to advise you that the Partnership intends to distribute for the second quarter of 1997 APPROXIMATELY $75 MILLION, OR APPROXIMATELY $175 PER INTEREST. This anticipated $175 per Interest distribution would bring the total of all distributions made to Interestholders since the inception of the Partnership to approximately $600 per Interest:

             DATE                         AMOUNT
             ----                    -----------------
                                       (APPROXIMATE)
             Through December 31,
              1996.................. $365 per Interest
             February 28, 1997...... $ 60 per Interest
             For Second Quarter
              1997.................. $175 per Interest
               TOTAL                 $600 PER INTEREST

  The Partnership has gained the preliminary permission of the presiding judge in the matter of Jack H. Carlstrom and Lynne M. Carlstrom, et al. v. Arvida/JMB Managers, Inc., et al., No. 96 CH 6627/96 CH 6892 (the "Carlstrom Matter"), to pursue the Barnett Bank Financing pursuant to a Stipulation of Settlement among the parties (the "Carlstrom Settlement"). The Barnett Bank Financing, if consummated, would permit the Partnership to make an anticipated $175 per Interest distribution while allowing Interestholders to retain their respective interests in the remaining equity of the Partnership. In addition, under the Carlstrom Settlement, if finally approved, the claims of the plaintiffs will be dismissed with prejudice and the Carlstrom Matter will be terminated, with the trial judge retaining jurisdiction over certain matters. Finalization of the Carlstrom Settlement is subject to, among other things, notification to Interestholders of their rights in connection with the Carlstrom Settlement and a final court determination that the Carlstrom Settlement is fair, reasonable, adequate and in the best interests of the Partnership and the Interestholders.

  As you know, on October 17, 1996, Raleigh Capital Associates, L.P. and certain of its affiliates ("Raleigh") commenced an unsolicited offer to acquire up to 100,000 Interests, which represents approximately 24.8% of the Partnership's outstanding Interests, at a purchase price of $500 per Interest (the "Offer"), which is currently scheduled to expire at midnight on April 11, 1997. IF YOU HAVE TENDERED YOUR INTERESTS TO RALEIGH UNDER THE OFFER AND DO NOT WITHDRAW YOUR INTERESTS BEFORE THE OFFER EXPIRES, YOU WILL NOT RECEIVE ANY BENEFIT FROM ANY DISTRIBUTIONS MADE BY THE PARTNERSHIP SINCE THE OFFER COMMENCED. Under the terms of the Offer, Raleigh will reduce its purchase price of $500 per Interest by the amount of any distributions declared or made with respect to the Interests between the date of the Offer and the date Raleigh pays the purchase price for the Interests. Thus, if the Offer closes after the Partnership makes the anticipated $175 per Interest distribution out of the anticipated Barnett Bank Financing proceeds and if you have tendered your Interests to Raleigh under the Offer and do not withdraw them before the Offer expires, YOU WILL ONLY RECEIVE FROM RALEIGH APPROXIMATELY $265 PER INTEREST INSTEAD OF $500 PER INTEREST and you will not be entitled to any subsequent distributions to be made by the Partnership (WHICH SUBSEQUENT DISTRIBUTIONS ARE CURRENTLY ANTICIPATED TO BE IN EXCESS OF $800 PER INTEREST BASED UPON THE PARTNERSHIP'S CURRENT PROJECTED BUDGETS WHICH ASSUME THE ORDERLY LIQUIDATION OF THE PARTNERSHIP'S ASSETS BY OCTOBER, 2002).

  Moreover, you should consider that Raleigh's Offer has been open for nearly six months. Raleigh has continued to extend the Offer time and time again (until April 11, 1997 in its eleventh extension). Why? Raleigh

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has stated that it has extended and will continue to extend the Offer until the "resolution" of an issue pending before the Delaware Chancery Court relating to whether, among other things, Raleigh is entitled to the voting rights of limited partners of the Partnership. A trial is currently scheduled on this voting rights issue for April 7 through April 9, 1997. Nevertheless, if, as is very possible, the decision of the court is appealed by one of the parties and the issue is reviewed for several more months, ANY DECISION BY RALEIGH TO CONSIDER THE MATTER "RESOLVED" AND TO PURCHASE THE INTERESTS IT IS ASKING YOU TO TENDER UNDER ITS OFFER MAY BE A LONG WAY OFF.

  As previously reported, the General Partner has established a special committee (the "Special Committee") to review and consider offers for Interests, including the Offer. Based upon a number of business, financial and other factors, the Special Committee determined, and hereby reiterates its determination, that THE OFFER IS INADEQUATE AND NOT IN THE BEST INTEREST OF INTERESTHOLDERS who have the expectation of retaining their Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002, and who have no current or anticipated need or desire for liquidity. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT SUCH INTERESTHOLDERS REJECT THE OFFER AND NOT TENDER THEIR INTERESTS, OR IF THEIR INTERESTS HAVE BEEN TENDERED, PROMPTLY WITHDRAW THEIR INTERESTS. Withdrawal forms are enclosed for the use of those Interestholders who have tendered their Interests in the Offer, but who now wish to withdraw them.

  The Special Committee, however, recommends to those Interestholders who have a current need or desire for liquidity that such Interestholders tender their Interests in the Offer, based on the fact that the consummation of the Barnett Bank Financing is not assured and that, once the Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer because there is no established market for the Interests.

  The Special Committee notes again that Raleigh's tender offer materials state that "in establishing the Purchase Price, [Raleigh] was motivated to set the LOWEST PRICE for the [Interests] which might be acceptable to [Interestholders] consistent with [Raleigh's] objectives." (Emphasis added.)

  You should consult with your personal tax advisor and financial consultant prior to deciding whether to accept the Offer and tender your Interests or, if you have already tendered your Interests, before considering whether to withdraw them.

  On behalf of the Special Committee.

                                          Very truly yours,
                                          Arvida/JMB Partners, L.P.

                                          By: Arvida/JMB Managers, Inc.
                                          General Partner

                                          By:
                                              LOGO
                                                  Judd D. Malkin
                                                  Chairman

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